Filed by: American General Corporation
                              Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: American General Corporation Commission File No: 001-07981



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         NEWS                             AIG American International Group, Inc.
                                              70 Pine Street New York, NY  10270




Contact:          For AIG:                  For American General:
                  Joe Norton                John Pluhowski
                  (News Media)              (News Media)
                  212/770-3144              713/831-1149


                  Charlene Hamrah           Ken Brause
                  (Investment Community)    (Investment Community)
                  212/770-7074              212/446-3107


             AIG TO ACQUIRE AMERICAN GENERAL FOR $46 PER SHARE
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NEW YORK and HOUSTON, May 11, 2001 - American International Group, Inc.
(NYSE: AIG) and American General Corporation (NYSE: AGC) today announced that they have entered into a definitive agreement under which American General shareholders will receive $46 per American General share in AIG common stock, subject to a collar mechanism. The transaction, which has been approved by the boards of directors of both companies, will be a tax-free reorganization and will be treated as a "pooling of interests" for accounting purposes. The transaction values American General at approximately $23 billion.

         Simultaneous with entering into this definitive agreement, American General terminated its previous merger agreement with Prudential plc, and paid Prudential the $600 million termination fee specified in that agreement.

         Commenting on the announcement, AIG Chairman and CEO, M.R. Greenberg said, "We are very pleased to have reached this agreement with American General, whose leading positions in life insurance, retirement savings products, and consumer finance will enhance AIG's business portfolio, both in terms of products and distribution. The acquisition of American General will significantly strengthen our position in the domestic life insurance market. In addition, American General's annuity businesses will complement AIG's existing retirement savings business, giving us an even stronger platform from which to capitalize on the significant growth we see in retirement savings in the years ahead. We also look forward to deploying American General's expertise in U.S. consumer finance to accelerate AIG's expanding global consumer finance business. As part of this acquisition, we are also very pleased we could reach an amicable solution with Prudential."

         "We are excited about joining AIG, the world's leader in insurance and financial services," said Robert M. Devlin, American General Chairman and CEO. "This transaction represents an outstanding strategic fit for both companies. It will create superior value for our shareholders, expanded financial solutions for our customers and significant opportunities for employees and distribution partners. American General's strong franchise positions in life insurance, annuities, and consumer lending will become a significant contributor to AIG's domestic operations and will enhance the company's global capabilities. On behalf of American General's board of directors and our management team, I would like to thank the men and women of American General for their outstanding contributions to this pivotal moment in our 75-year history."

         American General shareholders will receive AIG common stock according to an exchange ratio that will be determined based on the 10-day average price of AIG 's common stock ending three days prior to closing. This exchange ratio will provide American General shareholders AIG common stock valued at $46 per American General share as long as AIG's average price is between $76.20 and $84.22 during this pricing period. In the event that AIG's price is equal to or less than $76.20 or equal to or more than $84.22, American General shareholders will receive 0.6037 or 0.5462 AIG shares, respectively.

         The transaction should be immediately accretive to AIG's earnings per share. The transaction is subject to various regulatory approvals and other customary conditions, as well as the approval of American General shareholders, and is expected to close by year end.

         Mr. Greenberg and Mr. Devlin will hold a conference call on Friday, May 11, 2001 at 10:00 AM EDT to discuss the transaction. The telephone number in the United States is 800/369-2056. International callers should telephone 212/287-1858. The pass code is AIG. Please call 15 minutes in advance to establish a connection. A rebroadcast of the call can be accessed through May 18, 2001 by dialing 888/568-0443 in the United States and 402/530-7976 outside the United States.

                                   # # #

         AIG is the leading U.S.-based international insurance and financial services organization and the largest underwriter of commercial and industrial insurance in the United States. Its member companies write a wide range of commercial and personal insurance products through a variety of distribution channels in approximately 130 countries and jurisdictions throughout the world. AIG's global businesses also include financial services and asset management, including aircraft leasing, financial products, trading and market making, consumer finance, institutional, retail, and direct investment fund asset management, real estate investment management, and retirement savings products. AIG's common stock is listed on the New York Stock Exchange, as well as the stock exchanges in London, Paris, Switzerland and Tokyo.

         American General is one of the nation's largest diversified financial services organizations with assets of $124 billion and market capitalization of $23 billion. Headquartered in Houston, it is a leading provider of retirement services, investments, life insurance, and consumer loans to more than 12 million customers. American General common stock is listed on the New York, Pacific, London, and Swiss stock exchanges.

                                   # # #

Caution concerning forward-looking statements:



This press release contains forward-looking statements. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements regarding the financial conditions, results of operations and businesses of AIG and American General, as well as the consolidation of American General into AIG and the expected timing and benefits of the acquisition. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the timing and benefits of the acquisition, a number of risks, uncertainties, and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those set forth in AIG's 2000 Annual Report on Form 10-K and American General's 2000 Annual Report on Form 10-K, as well as the failure of the American General shareholders to approve the transaction; the risk that American General's business will not be successfully integrated into AIG; the costs related to the transaction; the inability to obtain or meet conditions imposed for governmental approvals for the transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those filed with the United States Securities and Exchange Commission (the "SEC").

More detailed information about those factors is set forth in filings made by AIG and American General with the SEC. Neither AIG nor American General is under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.


Further information about proxy materials:

AIG and American General will be filing a proxy statement/prospectus and other relevant documents concerning the acquisition with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting American International Group, Inc., 70 Pine Street, New York, New York, 10270, Attention: Director of Investor Relations, or American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019,
Attention: Investor Relations.

American General and certain other persons referred to below may be deemed to be participants in the solicitation of proxies from American General shareholders to adopt the agreement providing for AIG's acquisition of American General. The participants in this solicitation may include, under SEC rules, the directors and executive officers of American General, who may have interests in the transaction, including as a result of holding shares or stock options of American General. A detailed list of the names and interests of American General's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by American General with the SEC on March 28, 2001. Copies of that filing may be obtained free of charge at the SEC's website at www.sec.gov.

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